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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **January 19, 2010**

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 **Vancouver, British Columbia, Canada**	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **604-689-0188**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 FD Disclosure.
January 19, 2010 – International Barrier Technology Inc. ("Barrier") (OTC.BB:IBTGF - News) (TSX-V:<u>IBH</u> - News) is pleased to announce that Barrier will manufacture a private label fire-rated OSB sheathing product for LP Building Products trademarked as LP FlameBlock(TM) Fire-Rated OSB Sheathing. LP introduced their new product offering at the International Builders Show in Las Vegas.

LP FlameBlock(TM) Sheathing will be manufactured using Barrier's Pyrotite(TM) Technology at the existing manufacturing facility in Watkins, MN. "We are excited to join LP in this endeavour and look forward to prosperous growth by combining our technology with LP's OSB sheathing, experienced sales force and comprehensive distribution channels," states Barrier President & CEO Dr. Michael D. Huddy. For more details, reference the LP Building Products' news release dated January 19, 2010.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

99.1   January 19, 2010 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>January 20, 2010</u>

<u>International Barrier Technologies Inc.</u>
(Registrant)

<u>/s/ Michael Huddy</u>
(Signature)
(Michael Huddy, President/CEO/Director)



News Release
For Immediate Release:
January 19, 2010

*International Barrier Technology to Manufacture Private Label Fire-Rated OSB for LP®
Building Products, LP® FlameBlock™ Fire-Rated OSB Sheathing*

Watkins, MN; Vancouver, BC January 19, 2010 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**) is pleased to announce that Barrier will manufacture a private label fire-rated OSB sheathing product for LP® Building Products trademarked as LP® FlameBlock™ Fire-Rated OSB Sheathing. LP® introduced their new product offering at the International Builders Show in Las Vegas.

LP® FlameBlock™ Sheathing will be manufactured using Barrier's Pyrotite™ Technology at the existing manufacturing facility in Watkins, MN. "We are excited to join LP in this endeavour and look forward to prosperous growth by combining our technology with LP's OSB sheathing, experienced sales force and comprehensive distribution channels," states Barrier President & CEO Dr. Michael D. Huddy.

About International Barrier Technology Inc.
International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire-resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers include many of the top multifamily homebuilders, and commercial modular building manufacturers in the United States.

INTERNATIONAL BARRIER TECHNOLOGY INC.
/s/ Michael D. Huddy
_____
Michael D. Huddy
President, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com
For more information please visit:
www.intlbarrier.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.